Exhibit 4.24

Share Transfer Agreement

Among

Beijing 21Vianet Broad Band Data Center Co., Ltd.

Xu BAI

Ling YU

Chen HE

Rong HUANG

And

Tianjin Guanbang Network Technology Development Co., Ltd.

October 8, 2011

	Contents

Articles		Pages

I	Definitions	4

II	Closing Conditions and Share Purchase	4

III	Base Day for Transaction	7

IV	Representations and Warranties of the Parties other than 21Vianet	7

V	Representations and Warranties of 21Vianet	8

VI	Post-Closing Matters	8

VII	No Assignment	9

VIII	Termination.	9

IX	Confidentiality	10

X	Notice	10

XI	Governing Law and Judicial Jurisdiction	12

XII	General Provisions	13

XIII	Entire Agreement.	13

XIV	Effectiveness	13

This Share Transfer Agreement (the “Agreement”) was executed on October 8, 2011 by and among the following parties:

1.	Beijing 21Vianet Broad Band Data Center Co., Ltd. (“21Vianet Beijing”), a limited liability company duly incorporated and validly existing according to the laws of the People’s Republic of China (the “P.R.C.”) (Business License No.: 110105009411300), with its registered address at Building M5, No.1 Jiuxianqiao East Road, Chaoyang District, Beijing;

2.	Tianjin Guanbang Network Technology Development Co., Ltd. (“TJGB”), shareholder of Guangzhou Gehua Network Technology Development Co., Ltd (Business License No.: 440106000481873, with the registered address at Room 303 No. 2/4 Taozhuang, Tianhe District, Guangzhou, hereinafter as the “Target Company” or “GZGH”), holding 100% shares of the Target Company;

3.	Xu BAI, actual controller of the Target Company, ID No.: 110108197710126358;

4.	Ling YU, shareholder of the Target Company, and holds 50% of TJGB, ID No.: 37230119750820382X;

5.	Chen HE, shareholder of the Target Company, and holds 25% of TJGB, ID No.: 110108197201295735; and

6.	Rong HUANG, shareholder of the Target Company, and holds 25% of TJGB, ID No.: 430104197311134632.

The above are collectively referred to as the “Parties”, and individually referred to as a “Party”.

Whereas,

1.	21Vianet Beijing wishes to purchase from TJGB, controlled by Ling YU, Chen HE and Rong HUANG, the entire shares of the Target Company;

2.	Ling YU, Chen HE and Rong HUANG wish to sell and transfer to 21Vianet Beijing the entire shares of the Target Company held by TJGB;

3.	The Parties entered into the Framework Agreement for Share Transfer (the “Framework Agreement”) on July 13, 2011, based upon which the Parties agree to execute definitive transaction documents.

Therefore, in consideration thereof, the Parties hereby enter into the following agreement through friendly consultation:

I         Definitions

Unless otherwise stipulated by this Agreement, under this Agreement the following terms mean:

21Vianet Beijing	means	Beijing 21Vianet Broad Band Data Center Co., Ltd.

TJGB	means	Tianjin Guanbang Network Technology Development Co., Ltd.

Target Company	means	Guangzhou Gehua Network Technology Development Co., Ltd

Lanxin	means	Lanxin Network Co., Ltd

Guangxun	means	Shanghai Guangxun Communications Engineering Co., Ltd

Working Day	means	Any day except for Saturday, Sunday and the statutory holidays of China

P.R.C.	means	The People’s Republic of China, not including Hong Kong, Macao and Taiwan only for the purpose of this Agreement.

II         Closing Conditions and Share Purchase

2.1	Closing Conditions

The parties agree that the closing conditions shall include the following:

2.1.1	The Target Company has entered into a Circuit Maintenance Agreement with Lanxin (the “Lanxin Agreement”) regarding the fiber-optical use right, the content of which is acceptable to 21Vianet Beijing;

2.1.2	The Target Company has entered into a Fiber-optical Construction Agreement with Guangxun (the “Guangxun Agreement”), the content of which is acceptable to 21Vianet Beijing;

2.1.3	21Vianet Beijing has completed the due diligence on Target Companies’ business, finance and legal conditions and is satisfied with the result;

2.1.4	The P.R.C. lawyers of the Target Companies have provided 21Vianet Beijing with legal opinion on share transfer under this Agreement, and 21Vianet Beijing is satisfied with the content of the legal opinion and the law firm that provided it;

2.1.5	All the employees in connection with the business conducted by the Target Company that were previously employed by other companies under the actual control of Xu BAI, Ling YU, Chen HE and Rong HUANG have been transferred to the Target Company in terms of their employment relationship, and 21Vianet Beijing has received non-compete undertaking letters provided by Xu BAI, Ling YU, Chen HE, Rong HUANG and the key employees of the Target Company, the content of which is acceptable to 21Vianet Beijing;

2.1.6	The telecommunications sites listed in Exhibit III are legitimately owned and operated by the Target Company;

2.1.7	Registration with administration of industry and commerce regarding share transfer of the Target Company has been completed;

2.1.8	The accounts of the Target Company have been reorganized to comply with the standards for overseas listing;

2.1.9	Items such as receivable, payable, advances from the customers and prepayment in the balance sheet of the Target Company have been properly settled, and 21Vianet Beijing is satisfied with the settlement;

2.1.10	The annual budget of the Target Company has been approved by 21Vianet Beijing;

2.1.11	The pay level of the directors, supervisors and the senior management of the Target Company has been approved by 21Vianet Beijing in written form;

2.1.12	There are no laws, regulations, decisions, rulings, orders or injunctions from the court or relevant government authorities that constrain, forbid or cancel the share purchase. Neither are there pending or threatened litigations or arbitrations which may cause negative effect on the Target Company;

2.1.13	The representations and warranties made by Xu BAI, Ling YU, Chen HE, Rong HUANG and the Target Company under the definitive transaction documents are absolutely true, complete and accurate;

2.1.14	There are no incidents, facts, conditions, changes or other circumstances that have caused or, according to reasonable foresight, may cause significant negative influence on the Target Company, and no such incidents, facts, conditions, changes or other circumstances have occurred. There is no change in the assets structure and condition that may cause significant negative influence on the Target Company; and

2.1.15	21Vianet Beijing has received the disclosure list as of the closing date and is satisfied with its content.

2.2	Share Purchase

2.2.1	21Vianet Beijing will purchase 100% of the equity interest in the Target Company after each of the closing conditions specified in the definitive transaction documents is entirely satisfied or waived by 21Vianet Beijing.

2.3	Price of Share Purchase

2.3.1	The total share purchase price to be paid by 21Vianet Beijing as consideration for the share purchased by it pursuant to Article 2.2.1 shall be RMB 29.69 million (the “Share Purchase Price”), which may be adjusted correspondingly as agreed by this Agreement.

2.3.2	The Share Purchase Price mentioned in Article 2.3.1 hereof shall be equal to triple of the net profits of the Target Company between September 1, 2011 and August 31, 2012 as audited according to the US GAAP, which is 100% of the equity value of the Target Company.

2.3.3	Should the Share Purchase Price calculated according to Article 2.3.1 is different from that calculated according to Article 2.3.2, then the latter shall prevail; provided, however, that the Share Purchase Price shall thereafter be adjusted subject to Article 2.4 hereof.

2.4	Payment and Adjustment of the Share Purchase Price

Subject to the fulfillment of all the closing conditions, 21Vianet Beijing or its designated company shall pay the Share Purchase Price in the following manner:

2.4.1	First installment (by loan): within 5 Working Days after all the closing conditions have been fully satisfied, 21Vianet Beijing shall provide to the bank account designated by TJGB a one-year interest free loan of RMB 14.82 million (or equivalent foreign currency);

2.4.2	Adjustment to Share Purchase Price: before October 31, 2012, the Share Purchase Price shall be adjusted according to Exhibit I hereof (the share purchase price after adjustment is hereinafter referred to as the “Adjusted Price”); and

2.4.3	Second installment: (1) 21Vianet Beijing shall pay the Adjusted Price to the bank account designated by TJGB pursuant to Article 2.4.2 hereof; (2) 21Vianet Beijing may elect to offset the Share Purchase Price hereunder with the loan provided to TJGB under Article 2.4.1; and (3) 21Vianet Beijing shall complete this second installment mentioned in this Article 2.4.3 by October 31, 2012 in RMB or equivalent foreign currency;

III        Base Day for Transaction

3.1 Unless	otherwise agreed herein, the base day for transaction hereunder shall be August 31, 2011.

IV         Representations and Warranties of the Parties other than 21Vianet Beijing

Xu BAI, Ling YU, Chen HE, Rong HUANG and TJGB hereby jointly and severally represents and warrants as follows:

4.1	The Target Company has been duly incorporated and validly existing under the P.R.C. laws, its business activities do not violate the compulsory regulations of the P.R.C. laws, and the ICP business permit of Guangdong province held by it is continually legitimate and valid;

4.2	The execution and performance of this Agreement by Xu BAI, Ling YU, Chen HE, Rong HUANG and TJGB do not breach any agreement, contract, memo, letter of intent or any other documents of any type entered into with any third party;

4.3	The statements and accounts, such as the balance sheet, of the Target Company are truthful reflection of the real situation of the Target Company with no significant omissions or misleading statements;

4.4	The Target Company is in legal possession and actual operation of the fixed assets listed in Exhibit VI hereof;

4.5	The Target Company is in legal possession and actual operation of the telecom sites listed in Exhibit III hereof;

4.6	The Target Company is free of any mortgage, guarantee or loan;

4.7	The execution and performance of this Agreement do not violate any applicable laws, regulations, rules, provisions, notices, opinions, orders or rulings and

4.8	The key employees of the Target Company will strictly perform their respective non-compete obligations.

V         Representations and Warranties of 21Vianet Beijing

21Vianet Beijing hereby makes the following representations and warranties:

5.1	21Vianet Beijing has been duly incorporated and validly existing under the P.R.C. laws;

5.2	The execution and performance of this Agreement by 21Vianet Beijing do not breach any agreement, contract, memo, letter of intent or any other documents of any type entered into with any third party; and

5.3	21Vianet Beijing has obtained full authorization and internal approval to execute and perform this Agreement.

VI         Post-Closing Matters

Upon the satisfaction of all the closing conditions:

6.1	The management team and core employees of the Target Company shall remain on their respective positions for at least another three years (see the name list of the management team and core employees of the Target Company in Exhibit II);

6.2	The transmission network of the Target Company shall be managed collectively by 21Vianet Beijing, and the operation maintenance employees of the Target Company shall sign the labor contract with 21Vianet Beijing (see the name list of the relevant operation maintenance employees in Exhibit II); 21Vianet Beijing shall be responsible for the Target Company’s new network equipment investment; any expenses arising from the change of the employment relationship of relevant employees shall first be paid by the Target Company, and then be reimbursed by Xu BAI, Ling YU, Chen HE, Rong HUANG and TJGB to the Target Company;

6.3	The depreciation of the fiber-optical equipment under the Guangxun Agreement and the original equipment of the Target Company shall be borne by the Target Company, while the investment and depreciation of the new network equipment originally owned by the Target Company will be for account of 21Vianet Beijing;

6.4	All the transmission resources of the western network (as described in Exhibit V) of the Target Company shall be offered to 21Vianet Beijing for free, of which 10G transmission capacity shall be provided by 21Vianet Beijing to the Target Company for free. As to the part other than the abovementioned 10G transmission capacity, the Target Company has to purchase such part from 21Vianet Beijing at the settlement price. Please refer to Exhibit IV for the settlement standards between the two sides in terms of transmission and bandwidth resources;

6.5	The western network shall still be subject to the circuit maintenance contract signed by the Target Company with Lanxin, and 21Vianet Beijing shall enter into a mandated maintenance contract with the Target Company. The amount and time period of payment specified in the above two contracts shall be totally identical to each other;

6.6	Xu BAI, Ling YU, Chen HE, Rong HUANG and TJGB undertake that upon the satisfaction of all the closing conditions under the definitive transaction documents, the Target Company shall (1) be obligated to well maintain its original telecom resources at its own expenses; and (2) continuously and legitimately own and operate at least 80% of the total volumes of exit bandwidth of the telecom sites listed in Exhibit III.

6.7	Within five days upon the satisfaction of all the closing conditions, the majority of the Board members of the Target Company shall be held by the persons designated by 21Vianet Beijing; the financial management of the Target Company shall be arranged by 21Vianet Beijing collectively, and the authority of the operation maintenance and management of the Target Company’s data transmission network shall be transferred to 21Vianet Beijing.

6.8	Xu BAI, Ling YU, Chen HE and Rong HUANG jointly guarantee to 21Vianet Beijing that within one month of execution, the former shareholders shall settle the accounts receivable, other receivables, accounts payable and other payables listed in Exhibit VII, except those with 21Vianet Beijing. Failure to do so by November 8, 2011 will cause the total Share Purchase Price to be reduced by RMB 4 million.

VII        No Assignment

Under this Agreement, no Party shall assign or transfer any of its rights or obligations hereunder to any third party without the unanimous consent of the other Parties.

VIII        Termination.

If any of the following occurs, 21Vianet Beijing is entitled to terminate this Agreement and relevant definitive agreements:

(a)	failure of the Target Company to provide legal opinion with regard to this Agreement and the definitive transaction documents to 21Vianet Beijing’s satisfaction;

(b)	any material breach of the definitive agreements by any Party other than 21Vianet Beijing, including but not limited to any material breach of the representations, warranties and undertakings under the definitive transaction agreements;

(c)	the share purchase contemplated hereby is ordered or required by any government agency or authority to be ceased; or

(d)	failure of the key employees of the Target Company to sign the non-compete undertaking letter to 21Vianet Beijing’s satisfaction.

IX        Confidentiality

9.1	All terms of this Agreement and this Agreement itself are confidential information. The Parties shall not disclose the confidential information to any third party, except to relevant senior staff, directors, employees, agents or professional advisors involved in relevant project hereunder, provided that such staff are necessary to know this Agreement and related information; however, disclosure of the information regarding this Agreement to the government, public or shareholders or submission of this Agreement to relevant government authorities according to requirements under the laws is exempted.

9.2	This Article shall remain in force despite any change, termination or expiration of this Agreement.

X        Notice

10.1	Form of the Notice

Any notice or other communications (“Notice”) under this Agreement or related to this Agreement shall be:

10.1.1	in writing;

10.1.2	written in Chinese; and

10.1.3	delivered to the recipient address or the fax number listed in Article 10.3 of this Agreement through personal courier, mail, reputable express companies or fax.

10.2	Accepted Notice Delivery

Unless there is any evidence showing that the relevant notice has been received at an earlier time, the delivery date of the notice shall be determined in the following ways:

10.2.1	On the day the notice is left at the address under Article 10.3, if sent by personal courier;

10.2.2	On the third working day after sent by DHL or similar express companies; or

10.2.3	When the fax machine of the sending party confirms delivery, if sent via fax.

10.3 Address and fax number

Party	Delivery Address	Fax No.	Designated Recipient
21Vianet	Building M5, No.1, Jiuxianqiao East Road, Chaoyang District, Beijing	(010) 8456 4234	Liwei YANG ( )
TJGB	Room 201, B1 Area, Animation Plaza, No. 126 Dongman Rd (C), Tianjin Eco-city	13811881782	Liwei ZHI ( )
Xu BAI	Room 103, Building No. 29, Guangximen Beili, Xibahe, Chaoyang District, Beijing	(010) 5287 6169	Xu BAI ( )
Ling YU	Room 103, Building No. 29, Guangximen Beili, Xibahe, Chaoyang District, Beijing	(010) 5287 6169	Ling YU ( )
Chen HE	Room 103, Building No. 29, Guangximen Beili, Xibahe, Chaoyang District, Beijing	(010) 5287 6169	Chen HE ( )
Rong HUANG	Room 103, Building No. 29, Guangximen Beili, Xibahe, Chaoyang District, Beijing	(010) 5287 6169	Rong HUANG ( )

XI        Governing Law and Judicial Jurisdiction

11.1	Governing Law

This Agreement is governed by the laws of the P.R.C.

11.2	Negotiation

Each Party shall use its reasonable efforts to negotiate and resolve any dispute that may arise under this Agreement or in relation to this Agreement (including but not limited to any dispute on the existence, validity or termination or invalidity of this Agreement). Such negotiation shall start immediately upon one Party’s delivery of the written notice to the other Parties requiring negotiation.

11.3	Arbitration

If the dispute cannot be solved within one (1) month after the written notice has been sent, it shall be submitted to China International Economic and Trade Arbitration Commission (“CIETAC”) and be subject to the then effective arbitration rules at the time of application. The arbitration and the hearing shall be held in Beijing. The arbitral award by CIETAC is final, and shall be binding on the Parties. The arbitration shall be in Chinese.

11.4	Appointment of Arbitrators

The arbitral tribunal shall be composed of three arbitrators. The Parties agree that the appointment of any arbitrator could be within or outside of the Panel of Arbitrators of CIETAC. Among which, 21Vianet will appoint one arbitrator, while Xu BAI will appoint one arbitrator. The third arbitrator shall be appointed by 21Vianet and Xu BAI jointly. If 21Vianet and Xu BAI fail to reach an agreement on the candidate of the third arbitrator within five working days, the Chairman of the CIETAC shall appoint one.

11.5	The Effectiveness of this Agreement during the Arbitration

During the process of any arbitration according to this Agreement, this Agreement shall remain in full force and effect in all aspects except for the dispute in arbitration, and the Parties shall continue to perform their obligations under this Agreement (except for the obligations related to dispute matters) and to exercise their rights under this Agreement.

XII General Provisions

12.1	Amendment.

The amendment of this Agreement must be made in writing, and shall take effect after being signed by the Parties or their representatives.

12.2	Failure or Delay to Exercise Rights.

Failure or delay to exercise certain rights or remedies conferred by this Agreement or laws shall not damage or constitute a waiver of those rights or remedies, and shall not damage or constitute a waiver of any other right or remedy. Partial or single exercising of certain rights stipulated under this Agreement or prescribed by law shall not prevent further exercise of such rights or remedies, or exercise of other rights or remedies.

12.3	Non-Exclusive Remedy.

The rights and remedies of each Party contained in this Agreement are cumulative, and do not exclude the rights or remedies conferred by law.

12.4	Continuous Binding Effect.

This Agreement shall be binding on any successor of the Parties of this Agreement.

12.5	Severability.

The invalidity, illegality or unenforceability of any article hereunder shall not affect the continued validity of other articles.

XIII        Entire Agreement.

This Agreement constitutes the entire and sole agreement made by the Parties on the subject of this Agreement, and shall supersede any previous agreements among the Parties with respect to the subject of this Agreement.

XIV        Effectiveness

This Agreement shall take effect after being duly signed by the Parties.

(No text below)

Beijing 21Vianet Broad Band Data Center Co., Ltd.

/s/ authorized signatory of Beijing 21Vianet Broad Band Data Center Co., Ltd.

Xu BAI

/s/ Xu BAI

Ling YU

/s/ Ling YU

Chen HE

/s/ Chen HE

Rong HUANG

/s/ Rong HUANG

Tianjin Guanbang Network Technology Development Co., Ltd.

/s/ authorized signatory of Tianjin Guanbang Network Technology Development Co., Ltd.

Exhibit I

Adjustment of Share Purchase Price

The Share Purchase Price shall be adjusted according to the following formula:

Performance Index=Revenue of Target Company/RMB 65.97 million*50% + net profits of Target Company/RMB 9.9 million*50%

(1)	If the performance fulfillment index<0.6, then the Share Purchase Price of the Target Company=net profits of the Target Company*1.5;

(2)	If 0.6 ≤performance fulfillment index ≤1.0, then the Share Purchase Price of the Target Company=net profits of the Target Company*3;

(3)	If the performance fulfillment index >1.0, then the Share Purchase Price of the Target Company=net profits of the Target Company*3, but not exceeding RMB 38.6 million.

The abovementioned “revenue of the Target Company” and “net profits of the Target Company” shall mean the results of the Target Company between September 1, 2011 and August 31, 2012 audited by a CPA firm accepted by Party A according to US GAAP.